EQUINOX GOLD

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

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Mr A Sample
Designation (if any)
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Security Class
123

Holder Account Number

C1234567890 XXX

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Form of Proxy - Annual and Special Meeting of Shareholders to be held on April 24, 2025

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. **The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 1:30 pm (Vancouver time), on April 22, 2025.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 123456789012345

MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

I/We being holder(s) of securities of Equinox Gold Corp. (the "Company") appoint: Greg Smith, President and Chief Executive Officer of Equinox Gold Corp., or failing this person, Peter Hardie, Chief Financial Officer of Equinox Gold Corp. (together the "Management Proxyholders")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual and Special Meeting of Shareholders of the Company to be held at 1133 Melville Street, Suite 200, Vancouver, British Columbia on April 24, 2025 at 1:30 pm (Vancouver time), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Number of Directors

To set the number of Directors at eight (8).

For ☐ Against ☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Ross Beaty	☐	☐	02. Lenard Boggio	☐	☐	03. Maryse Bélanger	☐	☐
04. Gordon Campbell	☐	☐	05. Trudy Curran	☐	☐	06. Dr. Sally Eyre	☐	☐
07. Marshall Koval	☐	☐	08. Greg Smith	☐	☐			

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3. Appointment of Auditor

Appointment of KPMG LLP as Auditor of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

For ☐ Withhold ☐

4. Share Issuance Resolution

To consider, and if deemed advisable, to pass with or without variation, an ordinary resolution (the "Share Issuance Resolution") authorizing and approving the issuance of common shares of the Company in connection with the proposed acquisition by the Company of all of the outstanding common shares of Calibre Mining Corp. ("Calibre") by way of a proposed plan of arrangement under the *Business Corporations Act* (British Columbia) (the "Arrangement") involving the Company and Calibre, pursuant to the terms and subject to the conditions of the arrangement agreement dated February 23, 2025 between the Company and Calibre.

For ☐ Against ☐

5. Amendment to the Company's Restricted Share Unit Plan

To consider, and if deemed advisable, to pass an ordinary resolution to approve an amendment to, and all unallocated entitlements under, the Company's Restricted Share Unit Plan, as more particularly described in the Company's Management Information Circular.

For ☐ Against ☐

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6. Advisory Resolution on Executive Compensation

To consider, and if deemed advisable, to pass an ordinary resolution that the Company's shareholders accept the approach to executive compensation as more particularly described in the Company's Management Information Circular.

For ☐ Against ☐

Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**
If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

Signature(s)

Signing Capacity

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.